FOREIGN CUSTODY MANAGER AGREEMENT

SCHEDULE II

Europe 1.25x Strategy Fund
NASDAQ-100® Fund
Multi-Hedge Strategies Fund
Japan 2x Strategy Fund
Managed Commodities Strategy Fund
Event Driven and Distressed Strategies Fund
Emerging Markets 2x Strategy Fund
Inverse Emerging Markets 2x Strategy Fund
Global Managed Futures Strategy Fund
Emerging Markets Bond Strategy Fund
Monthly Rebalance NASDAQ-100® 2x Strategy Fund

Additions noted in bold